Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

September 15, 2017

BY EDGAR

Mr. Dietrich A. King

Assistant Director

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Bancorp
Form 10-12B
Filed August 9, 2017
File No. 1-38184

Dear Mr. King:

On behalf of Cambridge Bancorp (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated September 5, 2017 (the “Comment Letter”), relating to the Company’s Registration Statement on Form 10-12B (File No. 1-38184) that was filed on August 9, 2017 (the “Registration Statement”). To facilitate your review, we have reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 includes changes that are intended to update, clarify and render more complete the information contained therein. References to page numbers and section headings in the responses below refer to page numbers and section headings in the marked copy of Amendment No. 1.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in:  Alicante   Amsterdam   Baltimore   Beijing   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   Johannesburg   London   Los Angeles   Luxembourg   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rio de Janeiro   Rome   San Francisco   São Paulo   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jakarta   Jeddah   Riyadh   Zagreb.  For more information see www.hoganlovells.com

Item 1A. Risk Factors

The risks presented by acquisitions could adversely affect our financial condition…, page 14

1.

We note you include a risk factor related to the risks presented by acquisitions, however, acquisitions are not mentioned as a strategy elsewhere in your registration statement. To the extent acquisitions are, in fact, currently part of your business or growth strategy, please amend your filing as appropriate to disclose this to potential investors.

Response:

The Company respectfully advises the staff that it does not currently have plans for an acquisition.  The purpose of the risk factor is to provide investors with an indication of the Company’s growth potential through mergers but is not intended to imply any certainty or likelihood with regard to effecting an acquisition.  As such, the Company respectfully advises that additional disclosure would not be meaningful to investors.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.

We note your disclosure on page 22 that the Company’s wealth management revenue is the largest component of noninterest income and increased by $1.4 million, or 14.7%, to $10.9 million for the six month period ended June 30, 2017 when compared to the same period in 2016 due to new business development and market appreciation. Given the significance of this revenue stream to your operating results and its recent growth, please revise your disclosure to include a roll-forward of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, and effects of acquisition / new business developments / dispositions, to arrive at an ending AUM balance. In addition, please quantify the weighted average management fee rate and, if relevant, include a discussion of any significant trends in your average fee rates that attributed to the increase in fees during the period. To the extent that fee levels vary significantly by AUM product, please disaggregate the AUM roll-forwards by the different material products. Refer to Item 303(a)(3) of Regulation S-K.

Response:

The Company has revised its disclosure to include a roll-forward of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, and market appreciation/deprecation to arrive at the ending AUM balance.  The effects of new business developments are reflected in gross inflows.  The Company has not made any new acquisitions or dispositions during the periods presented.  The Company also revised its disclosure to add the weighted average management fee rate for each of the periods presented and disclosed that there were no significant changes to the average fee rates and fee structure for the periods presented.  The Company has only one AUM product, “wealth management,” which is customized for each client to help each client meet their long-term financial goals.  The Company’s wealth management group provides investment management, trust administration, estate settlement, and financial planning services.  Please see pages 22, 24 and 25.

3.

We note the full fiscal year discussion beginning on page 23 covers only the last two fiscal years. Please revise it to cover the three-year period covered by your financial statements. Please refer to Instruction 1 to Item 303(a) of Regulation S-K.

Response:

The Company has revised its disclosure to cover the three-year period covered by the Company’s financial statements.  Please see pages 24 through 26.

4.

We note your disclosure on page 117 that wealth management fee revenues include asset based revenues (trust and investment advisory fees) and transaction-based revenues (financial planning fees and other service fees). Please revise your disclosure to separately quantify and discuss fluctuations in these two revenue streams.

Response:

The Company has revised its disclosure to separately quantify fees and revenues generated from asset-based revenue streams (e.g., trust and investment advisory fees) and transaction-based revenue streams (e.g., financial planning and other services fees).  Asset-based revenue streams make up the largest share of total wealth management revenue.  The Company’s revised disclosure includes a discussion of the fluctuations in overall wealth management fees.  Please see pages 22, 24 and 25.

Item 5. Directors and Executive Officers

Director Nominations, page 50

5.	Please clarify whether or not you have a policy regarding consideration of director candidates recommended by shareholders.

Response:

The Company has revised its disclosure to clarify the Company’s policy with respect to director candidates recommended by shareholders. Please see page 52.

Item 6. Executive Compensation

Short-Term Incentives, page 53

6.

Please disclose the company’s actual performance under each of the two bank performance measures (i.e., return on equity and adjusted operating income). In addition, for each named executive officer, please disclose their individual performance goals as well as the compensation committee’s assessment of their performance with respect to achieving such goals.

Response:

The Company has revised its disclosure to include the Company’s actual performance under each of the two bank performance measures, each named executive officer’s individual performance goals, and the compensation committee’s assessment of each named executive officer’s performance with respect to such goals. Please see pages 56 and 57.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters

Dividends, page 71

7.	Please disclose the frequency and amount of dividends you have paid during your two most recent fiscal years and the subsequent interim period covered by your financial statements.

Response:

The Company has revised its disclosure to disclose the frequency and the dividend amount per share that the Company paid in fiscal years 2015 and 2016, and the interim period of fiscal year 2017 covered by the Company’s financial statements. Please see page 71.

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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (202) 637-5671.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

Partner

richard.schaberg@hoganlovells.com

Enclosures

cc:	Denis K. Sheahan, Chairman, President and Chief Executive Officer Michael F. Carotenuto, Senior Vice President & Chief Financial Officer